FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

January 23, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:      China Shouguan Mining Corp. (the “Company”)

 Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 24, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 14, 2012

File No. 000-54432

Dear Ms. Jenkins:

This letter responds to your letter, dated November 6, 2012, and accompanies a separate letter filed by the Company and amendment number 1 to its Form 10-K for the year ended December 31, 2011.

1.	Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a)(4)(1). As such, SEC’s Industry Guide 7 specifically requires that your filing describe your business activities, as exploration state activities until your company has “reserves” as defined in the Industry Guide4 7.

•	Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exportation activities and that you are in the exploration state.
•	Please remove all references in your filing that use the terms mining or mining operations, or any term that may imply mineral production, such as operations.
•	In particular, substitute the term mineral exploration for mining operations.

CHSO: We have revised relevant disclosures throughout the report accordingly.

Risk Factors, page 12

2.    Given n the status of your properties, it would be appropriate to include risk factors that address risks commonly associated with reserve estimates that are based only on a prefeasibility study. Please address the risks associated with the following points:

•	The limited amount of drilling completed to date.
•	The process testing is limited to small pilot plants and bench scale testing.
•	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
•	The preliminary nature of the mine plans and processing concepts.
•	The resulting preliminary operating and capital cost estimates.
•	Metallurgical flow sheets and recoveries are in development.
•	The history of pre-feasibility studies typically underestimating capital and operating costs.

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CHSO: We have added the following paragraph under the section “Risk Factors” in the report.

We may not be able to find commercially viable reserves.

Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. The reserve estimates, if any, are based only on prefeasibility studies that are inherited with following drawbacks:

-	Limited amount of drilling completed to date;
-	The process testing is limited to small pilot plants and bench scale testing;
-	Difficulty in obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale;
-	Preliminary nature of the mine plans and processing concepts;
-	Preliminary nature of operating and capital cost estimates
-	Metallurgical flow sheets and recoveries still in development;
-	Limited history of prefeasibility studies that might underestimating capital and operating costs.

We cannot assure you that any future mineral exploration and development activities will result in any discoveries of proven or probable reserves as defined by the SEC.  Further, we cannot provide any assurance that, even if we discover commercial quantities of mineralization, a mineral property will be brought into commercial production. Development of our mineral property will follow only upon obtaining sufficient funding and satisfactory exploration results.

Current Operations, page 25

3.    We note you entered into a lease agreement with the Longkou Dayuan Gold Mining Co. Ltd. Please describe the property you control with any of your lease agreements or any other material properties you own, lease or control.

•	The nature your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.
•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of lndustry Guide 7.

CHSO: We do not own the Dayuan Mine. Instead we leased the Dayuan mine through our VIE, Yantai Jinguan Investment Co., Ltd. (“Jinguan”). The mine is currently owned by Longkou Dayuan Gold Mining Co. Ltd. (LDGM”), an unrelated third party. Based on the lease agreement signed by LDGM and Jinguan, LDGM leased the Dayuan Mine to Jinguan for a term of 10 years from April 1, 2011 to April 1, 2021 for a total rental payment of RMB130million (approximately $20million). Jinguan was committed to pay an upfront payment of $12 million no later than September 30, 2011 and the remainder will be paid no later than March 1, 2017. A portion of upfront payment amounted $6 million was before September 30, 2011, whilst payment of the remaining portion ($6 million) was agreed to defer to September 30, 2012. Under this agreement, we own the operating right and income right of the Dayuan Mine.

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The Dayuan Mine has one exploration right and one mining right, which are granted by the Land and Resources Authority of Shandong Province and are unpatented. The concession period of the mining right is from 29 December 2010 to 29 December 2013. The mine is 161.728 acres in area and is deposited in a lode or vein filled with mineral in the rock.

We have revised the relevant disclosures under the sections “Current Mining Property and Location” and “ Current Operation” in the report.

4.    Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

CHSO: We have revised the relevant disclosures under the section “Current Mining Property and Location” in the report.

5. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

CHSO: For Geological Justification, we added the paragraphs “Regional Geology” for both the Cunliji Mine and the Dayuan Mine under the section “Current Mining Property and Location” in the report.

In the coming year, we will engage Shandong Zhaojin Exploration Co., Ltd. to carry out further exploration work on two major veins in the Cunliji Mining Area. At the moment, we are formulating an exploration plan and related timetable for the Cunli Ji Mine and Dayuan Mine. So far, we have no detailed exploration plan or timetable on the two mines. The exploration programs of the two mines are currently funded by the internal fund generated from our operations and we have no further plan to fund the exploration of these two mines.

We have revised relevant disclosures under the section Current Mining Property and Location” and “Current Operations” in the report.

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6.    Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

CHSO:	We have added the section “Sample Collection, Preparation, Analysis and Assay Control” on p.11 after the section “Current Mining Property and Location” in the report.

Sample Collection, Preparation, Analysis and Assay Control

A systematic procedure was developed for the collection and preparation of percussion drill hole samples. We firstly identify gold bearing zones by collecting rock chip samples from favorable locales for gold mineralization with reference to related literature survey and the geological map of the mines. The target areas will be explored by trenching and rock-chip sampling. Depending on the sampling results, the target areas are demarcated for detailed sampling in three-dimension. The rock sample produced from drilling are dry chips of drilled rock, which is obtained from drill holes at equidistance.. Each sample was about 1.0 meter in length, and not longer than 1.5 meter. The samples are all taken by, or under the supervision of our geological experts. Based on the three-dimension sampling of the gold-bearing zone (ore body), i.e. length, width, depth and grade, a global resource of the gold deposit is estimated.

Exploration geologists analyze and log the sample to ascertain the prospective mineralisation within the drilled orebody. A representative sample is taken from the sack, and is the sieved to remove excess dust. Once the desired sample has been washed and dried, exploration geologists will note the weight percentage of the desired minerals in the sample. The samples will be stored in plastic cutting boxes before further chemical analysis offsite. Samples of rocks or soil are then delivered to accredited laboratories for geochemical assay to determine metal contents and detect geochemical anomalies. One of our accredited laboratories is Shandong Zhaojin Geological Exploration Co., Ltd. (“Shandong Zhaojin”) Shandong Zhaojin. is granted the license for mineral exploration, geological drilling and exploration and geological testing by Shandong Provincial Land Resources Department under the PRC government. For geochemical assay, rock and soil samples are crushed, powdered, fused or digested in acid and then analyzed using different analytical methods. Since there is always some loss of gold during the analytical procedure, the gold grade in the sample is believed unlikely to be overstated. All samples were collected, handled and analyzed by Shandong Zhaojin using the standard preparation procedures in accordance with the national standard GB/T1900-IS09000 "Quality management and quality assurance", which is considered adequate for the preliminary level of evaluation. Quality control of all mine exploration projects in China is executed under the administration of local exploration regulations, provincial regulations on exploration projects.

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 Form 10-0 for the Fiscal Quarter Ended June 30, 2012

Section 302 and 906 Certifications, Exhibits 31 and 32

7.	We note in your Item 5.02 Form 8-K filed on August 9, 2012 that Ming Cheung resigned as Chief Financial Officer and Director of the Company, effective June 20, 2012, and that K.F. Lam was appointed as the new Chief Financial Officer on that date. Please amend your June 30, 2012 Form 10-Q to provide revised Sections 302 and 906 Certifications that are signed by K.F. Lam, the principal financial officer at the time of the filing.

As advised, the Sections 302 and 906 Certifications will be amended to be signed by K.F. Lam, instead of our former CFO.

If you require anything further, do not hesitate to contact me.

Very truly yours,

          /s/ Frank J. Hariton

Frank J. Hariton

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